SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	English language translation of “Summary of the resolutions approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2010”
2.	Press release dated April 29, 2009 entitled “Telecom Argentina S.A. announces dividends for the fiscal year ended December 31, 2009.”

Item 1

FOR IMMEDIATE RELEASE
Market Cap: P$  15.5 billion
April 29, 2010
Contacts:
Pedro Insussarry
Solange Barthe Dennin
Telecom Argentina
(54-11) 4968-3743/3752

Telecom Argentina S.A.
announces dividends for the fiscal year ended
December 31, 2009.

Buenos Aires, April 29, 2010 - Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) (BASE: TECO2, NYSE: TEO), one of Argentina's leading telecommunications groups, announced that the Annual General Ordinary and Extraordinary Shareholder´s Meeting held on April 28, 2010 approved a cash dividend distribution in the amount of P$ 1,053,287,646.

The payment of the dividend will be made in two installments on the following dates and amounts: May 5, 2010, for the amount of P$ 689,066,685 and December 20, 2010, for the balance of P$ 364,220,961.

The amount to be distributed in the first installment is equivalent to P$ 0.70 per share or P$3.50 per ADR, prior to deductions for personal asset tax obligations, described below.

For ADR holders, the Record Date is May 4, 2010 and the Payment Date is May 12, 2010. Payment will be made through the Depositary Bank, JP Morgan Chase & Co.

For non-ADR holders, the Record Date is also May 4, 2010 and the Payment Date is May 5, 2010. For these shareholders the payment will be made through the Caja de Valores of the Republic of Argentina.

The Company will deduct from the first installment of the dividend, the amount paid by the Company for the personal asset tax (pursuant to unnumbered section following section 25 of Law No. 23.966 and its amendments) for the fiscal year 2009.  Deductions for personal asset tax payments will not apply to shareholders who did not own shares or ADRs on December 31, 2009, or who have reimbursed the Company for such tax obligations.

Due to the time required to determine which non-ADR holders are subject to such tax, the effective date of the distribution of the dividends through Caja de Valores S.A. will be made within 10 days after the payment date.

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1

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom Argentina's common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of April 29, 2010, Telecom Argentina had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Evangelina Sánchez (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236
Voice Mail: (5411) 4968 3628
Fax: (5411) 4968 3616
E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar
www.personal.com.ar
www.personal.com.py
www.arnet.com.ar

Disclaimer
This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

2

Item 2

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the resolutions approved by the General Ordinary and
Extraordinary Shareholders’ Meeting held on April 28, 2010

18 shareholders attended the Meeting; 13 under their own name, and 5 by proxy, with an aggregate number of 844,879,863 shares entitled to an equal number of votes, and representing 85.83% of the capital stock and votes.

All resolutions of the Meeting were approved by a majority of the computable votes, after deducting the voluntary abstentions from the calculation basis.

The resolutions approved upon consideration of each of the items of the Agenda are the following:

1°) Appointment of two shareholders to approve and sign the Minutes.

The delegation to the Chairman of the Meeting to appoint two shareholders to approve and sign the Minutes of the Meeting was approved. Mr. José Gustavo Pozzi, representative of Nortel Inversora S.A., and Mr. Fernando Ledesma Padilla, representative of JP Morgan Chase Bank National Association Buenos Aires Branch, Depositary Bank of the American Depositary Receipts of the Company were appointed for this matter.

2°) Explanation of the reasons for the delay of the Ordinary Shareholders Meeting which must consider the documents for the twentieth fiscal year ended on December 31, 2008 (“Fiscal Year 2008”).

The reasons for the delay in the summoning of the Meeting dealing with the documentation of Fiscal Year 2008 were discussed, in particular the resolutions issued by the Federal Court of Appeals in Civil and Commercial Matters N°2 that suspended the Meetings summoned for April 28, 2009 and September 9, 2009 we discussed.

3°) Consideration of the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of the Comisión Nacional de Valores and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for Fiscal Year 2008.

All of the documentation submitted for consideration by the shareholders was approved in the same manner as it was presented by the Board of Directors, the Audit Committee, and the Surveillance Committee.

4°) Consideration of Fiscal Year 2008 results and of the Board of Directors’ proposal to allocate the amount of P$ 12,633,414.- (5% of the fiscal year income after previous fiscal years’ adjustments and loss deduction) to the Statutory Reserve and use the balance of the Retained Earnings as of December 31, 2008 (P$ 240,034,873.-) to partly reinstate the Statutory Reserve which was allocated to offset the accumulated deficit as of December 31, 2005 (P$ 277,242,773.-).
The following Proposal of the Board of Directors regarding the disposition of Retained Earnings as of December 31, 2008 was approved:

• To Legal Reserve (5% of Net Income of the Fiscal Year)	$17,633,414
• To Partial Re-composition of the Legal Reserve	$240,034,873
• Total Retained Earnings as of December 31, 2008	$252,668,287

5°) Consideration of the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of the Comisión Nacional de Valores and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for the twenty first Fiscal Year ended on December 31, 2009 (“Fiscal Year 2009”).

The documentation for Fiscal Year 2009 (the Annual Report that includes the Corporate Governance Report; the Information Summary (Reseña Informativa), the Report according to Article 68 of the Listing Rules of the Bolsa de Comercio de Buenos Aires, the Financial Statements with all its Schedules, Notes and Annexes, the Surveillance Committee Report dated March 11, 2010, the Audit Committee Annual Report, and additional documentation related to the fiscal year, submitted for consideration at the Meeting, including the English language documentation required by the Securities and Exchange Commission) was approved in the same manner as approved by the Board of Directors at its meeting of March 11, 2010.

6°) Consideration of Fiscal Year 2009 results and of the Board of Directors’ proposal for the allocation of the retained earnings as of December 31, 2009, proposal that includes a cash dividend distribution for a total of P$ 1,053,287,646.-, to be paid in two installments on May 5, 2010 (P$ 689,066,685.-) and on December 20, 2010 (P$ 364,220,961.-).

The Proposal of the Board of Directors regarding the distribution of Retained Earnings as of December 31, 2009 was approved, as follows:

• To Legal Reserve (5% of Net Income of the Fiscal Year 2009)	$70,249,535
• To complete the re-composition of the Legal Reserve	$37,207,900
• To Cash Dividends	$1,053,287,646
• To the next fiscal year	$244,245,627
• Total Retained Earnings as of December 31, 2009	$1,404,990.708

The total amount of the approved cash dividends is equivalent to 107% of capital and nominal value of the shares and all three classes of shares in circulation (A, B, and C) are entitled to such dividend.

The payment of the cash dividend in two installments was approved for distribution on the following dates and in the following amounts:

• On May 5, 2010	$689,066,685
• On December 20, 2010	$364,220,961

The Board of Directors was authorized to implement the necessary steps to pay the approved dividends and to delegate such powers to directors or officers of the Company.

7°) Consideration of Board of Directors’ and Supervisory Committee’s performance from April 29, 2008 to the date of this Shareholders’ Meeting.

The consideration of this item of the Agenda was suspended by a precautionary measure issued by the First Instance Court in Commercial Matters N° 26, and therefore was not dealt with at the Meeting.

8°) Consideration of Board of Directors’ compensation for the services rendered from the date of their appointment at the Shareholders’ Meeting held on April 29, 2008 to date. Proposal to pay the global and aggregate amount of P$ 7,700,000.- which represents 0.48% of the aggregate of “accountable earnings” for fiscal years 2008 and 2009.

The payment of fees to the Board of Directors for its services rendered from their appointment at the Shareholders Meeting of April 29, 2008 (or later in the case of a director appointed by the Supervisory Committee) to the date of this Meeting (24 months of service) in the aggregate amount of P$ 7,700,000 was approved. The Board of Directors was authorized to distribute the amount in the manner it deems convenient.

9°) Authorization to the Board of Directors to make advance payments of fees for up to P$ 4,500,000.- to those directors acting during the twenty-second fiscal year (from the date of this meeting until the date of the meeting that appoints their successors), contingent upon the decision approved at the Shareholders’ Meeting considering the documents of such fiscal year.

The Board of Directors was authorized to make advance payments of fees for up to the aggregate amount of P$ 4,500,000.- to the members of the Board of Directors acting during Fiscal Year 2010 (from the date of the Meeting until the Shareholders’ Meeting where their successors are designated), contingent upon the decision adopted at the shareholders’ meeting that considers the financial statements for such fiscal year. Furthermore, the Board of Directors was authorized to increase such amount in the event of inflation, in accordance with reasonable parameters.

10°) Consideration of the Supervisory Committee members’ compensation for services rendered from the date of their appointment at the Shareholders Meeting held on April 29, 2008 to date. Proposal for the payment of the global and aggregate amount of P$ 1,188,000.- Authorization to make advance payments of fees for up to P$700,000.- to those members of the supervisory committee acting during the twenty-second fiscal year (from the date of this meeting until the date of the meeting that appoints their successors), contingent upon the decision approved at the Shareholders’ Meeting reviewing the documents of such fiscal year.

A total compensation of P$ 1,188,000.- for the Supervisory Committee members for the duties performed from their appointment at the Shareholders’ Meeting held on April 29, 2008 until the date of this Meeting (24 months of service), was approved, authorizing the Supervisory Committee to distribute such amount as it may deem convenient. The Board of Directors was authorized to make advance payments of fees to the Supervisory Committee members acting from April 28, 2010 to the date of the Shareholders’ Meeting that appoints its successors, for up to P$700,000, contingent upon any decision adopted at the Shareholders’ Meeting that considers the documents for such fiscal year.

11°) Determination of the number of directors and alternate directors for the twenty-second fiscal year (“Fiscal Year 2010”).

The consideration of this item of the Agenda was suspended pursuant to a precautionary measure issued by the First Instance Court in Commercial Matters N° 26, and therefore was not dealt with at the Meeting.

12°) Election of directors and alternate directors for Fiscal Year 2010.

The consideration of this item of the Agenda was suspended pursuant to a precautionary measure issued by the First Instance Court in Commercial Matters N° 26, and therefore was not dealt with at the Meeting.

13°) Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2010 and their election.

The consideration of this item of the Agenda was suspended pursuant to a precautionary measure issued by the First Instance Court in Commercial Matters N° 26, and therefore was not dealt with at the Meeting.

14°) Consideration of the Board of Directors’ resolution to keep Price Waterhouse & Co S.R.L. as independent auditors for Fiscal Year 2009 financial statements.

The resolution of the Board of Directors that established the continuation of the accounting firm “Price Waterhouse & Co. S.R.L.” as independent accountants of the Company for Fiscal Year 2009, was ratified.

15°) Determination of compensation for independent auditors for Fiscal Years 2008 and 2009 financial statements

The full compensation in the amount of P$3,136,500.- (excluding VAT), for the audit services rendered by the Independent Auditors during Fiscal Year 2008 was approved, where P$1,455,000 corresponds to the audit of the financial statements and P$ 1,681,500 corresponds to audit tasks related to certification under section 404 of the Sarbanes Oxley Act.

Furthermore, the compensation for the independent audit of the Fiscal Year 2009 financial statements was set in the amount of P$3,430,000 (plus VAT), where P$1,630,000.- corresponds to the audit of the financial statements and P$1,800,000 to the audit tasks related to certification under Section 404 of the Sarbanes Oxley Act.

16°) Appointment of independent auditors for Fiscal Year 2010 financial statements and determination of their compensation.

The accounting firm “Price Waterhouse & Co. S.R.L.” was designated as Independent Auditors of the Company for Fiscal Year 2010. Mr. Alejandro Pablo Frechou was designated as regular certified public accountant and Carlos Nestor Martinez as his alternate. Moreover, it was approved that their compensation should be fixed at the Shareholders’ Meeting that reviews the Fiscal Year 2010 documentation, delegating the Audit Committee the authority to determine how their service will be rendered and to make advance payment of fees.

17°) Report on the Audit Committee’s expenses during Fiscal Year 2009 and consideration of Audit Committee’s budget for Fiscal Year 2010.

The shareholders were informed that during Fiscal Year 2009, an amount of P$271,950 was allocated to the operations of the Audit Committee and for training and advisory services for the Audit Committee.

In addition, the budget of P$ 750.000 for the operation of the Audit Committee during Fiscal Year 2010 was approved.

18°) Consideration of the Special Merger Consolidated Balance Sheet of Cubecorp Argentina S.A. and Telecom Argentina S.A., prepared as of December 31, 2008 and the relevant report made by the Supervisory Committee.

The Special Merger Consolidated Balance Sheet of Telecom Argentina S.A., with Cubecorp Argentina S.A., prepared as of December 31, 2008 and the relevant Supervisory Committee report, as submitted by the Board of Directors and the Supervisory Committee, respectively, were approved.

19°) Consideration of the Preliminary Merger Agreement executed by Cubecorp Argentina S.A. (as the acquired company which will be wound up without liquidation) and Telecom Argentina S.A. (as the surviving company) approved by the Board of Directors of the latter on March 6, 2009.

The Preliminary Merger Agreement executed by Telecom Argentina S.A. (as acquiring company) and Cubecorp Argentina S.A., (as the acquired company), in accordance with the text approved by the Board of Directors of both merging companies, that was transcribed in the Minutes of the Board Meeting N°246 of Telecom Argentina held on March 6, 2009, was approved.

20°) Appointment of the individuals authorized to execute the Final Merger Agreement and supplementary documents and of the individuals in charge of taking the steps necessary for the approval of the merger and its registration.

The Vice Chairman, Gerardo Werthein, and the alternate director Adrian Werthein were each empowered individually and without distinction to execute the Final Merger Agreement with Cubecorp Argentina S.A. and any supplementary document thereof with broad powers to agree to their terms and conditions in accordance with the documents regarding the merger approved by this Shareholders’ Meeting. It was also approved that Maria Delia Carrera Sala, Andrea Viviana Cerdan, Graciela Matilde Lazzati, Alejandra Lea Martinez, Solange Barthe, Pedro Gaston Insussarry and Marcelo Fabian Kozak, be authorized as attorneys-in-fact, individually and without distinction, to take all the necessary steps for the approval and registration of the merger between Telecom Argentina S.A. and Cubecorp Argentina S.A”.

21°) Modification of the disapproval of Gerardo Werthein’s performance during the nineteenth fiscal year.

The consideration of this item of the Agenda was suspended by a precautionary measure issued by the First Instance Court in Commercial Matters N° 26, and therefore was not dealt with at the Meeting.

Buenos Aires, April 28, 2010

Mrs. Maria Delia Carrera Sala
Lawyer - Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 29, 2010	By:	/s/ Franco Bertone
			Name:	Franco Bertone
			Title:	Chief Executive Officer